                                                                    EXHIBIT 11.1

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES
        RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for per share amounts)

A reconciliation of the numerator and denominator for basic and diluted EPS is given in the following table:

BASIC

                                           Three months ended March 31,
                                           ----------------------------
                                                1999           1998
                                           --------------  ------------
                                             (unaudited)   (unaudited)
Net income                                     $   15,216    $   28,792
Common shares outstanding at January 1,        25,033,932    25,017,603
Common shares outstanding at March 31,         25,033,932    25,033,932
Weighted average common shares outstanding     25,033,932    25,023,046
Net income per common share                    $     0.61    $     1.15

DILUTED
Net income                                     $   15,216    $   28,792
Weighted average common shares outstanding     25,033,932    25,023,046
Dilutive effect of share options                1,138,764     1,674,637
                                            -------------  ------------
Total                                          26,172,696    26,697,683
                                            =============  ============
Net income per common share                    $     0.58    $     1.08


                                       14